Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Fourth Fiscal Quarter and the Fiscal Year 2019

- Quarterly Results:

Net Revenues up by 44.1% Year-Over-Year

Income from Operations up by 71.5% Year-Over-Year

Non-GAAP Income from Operations up by 72.4% Year-Over-Year

Total Student Enrollments up by 71.2% Year-Over-Year

- Fiscal Year Results:

Net Revenues up by 49.4%

Income from Operations up by 63.7%

Non-GAAP Income from Operations up by 63.8%

Average Student Enrollments up by 87.8% Year-Over-Year

(Beijing–April 25, 2019)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2019.

Highlights for the Fourth Quarter of Fiscal Year 2019

-	Net revenues increased by 44.1% year-over-year to US$726.6 million from US$504.1 million in the same period of the prior year.
-	Income from operations increased by 71.5% to US$114.7 million from US$66.9 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 72.4% to US$137.0 million from US$79.5 million in the same period of the prior year.
-	Net income attributable to TAL increased by 43.2% to US$99.6 million from US$69.5 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 48.4% to US$121.9 million from US$82.1 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.17. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.21 and US$0.20, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,515.6 million as of February 28, 2019, compared to US$1,498.9 million as of February 28, 2018.
-	Total student enrollments increased by 71.2% year-over-year to approximately 4,478,730 from approximately 2,615,760 in the same period of the prior year.

Highlights for the Fiscal Year Ended February 28, 2019

-	Net revenues increased by 49.4% year-over-year to US$2,563.0 million from US$1,715.0 million in fiscal year 2018.
-	Income from operations increased by 63.7% to US$341.6 million from US$208.6 million in fiscal year 2018.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 63.8% to US$418.9 million from US$255.8 million in fiscal year 2018.
-	Net income attributable to TAL increased by 85.1% year-over-year to US$367.2 million from US$198.4 million in fiscal year 2018.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 81.0% year-over-year to US$444.5 million from US$245.6 million in fiscal year 2018.
-	Basic and diluted net income per ADS were US$0.64 and US$0.61, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.78 and US$0.74, respectively.
-	Average student enrollments per quarter in fiscal year 2019 increased by 87.8% year-over-year to approximately 3,498,040 from approximately 1,862,410 in fiscal year 2018.
-	Total physical network increased from 594 learning centers in 42 cities as of February 28, 2018 to 676 learning centers in 56 cities as of February 28, 2019.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2019

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28,
	2018	2019	Pct. Change
Net revenues	504,098	726,561	44.1%
Operating income	66,876	114,706	71.5%
Non-GAAP operating income	79,475	136,981	72.4%
Net income attributable to TAL	69,539	99,612	43.2%
Non-GAAP net income attributable to TAL	82,138	121,887	48.4%
Net income per ADS attributable to TAL – basic	0.13	0.17	38.9%
Net income per ADS attributable to TAL – diluted	0.12	0.17	40.6%
Non-GAAP net income per ADS attributable to TAL – basic	0.15	0.21	43.8%
Non-GAAP net income per ADS attributable to TAL – diluted	0.14	0.20	45.7%
Total student enrollments	2,615,760	4,478,730	71.2%

	Fiscal Year Ended
	February 28,
	2018	2019	Pct. Change
Net revenues	1,715,016	2,562,984	49.4%
Operating income	208,604	341,582	63.7%
Non-GAAP operating income	255,754	418,859	63.8%
Net income attributable to TAL	198,440	367,236	85.1%
Non-GAAP net income attributable to TAL	245,590	444,513	81.0%
Net income per ADS attributable to TAL – basic	0.38	0.64	70.5%
Net income per ADS attributable to TAL – diluted	0.34	0.61	77.5%
Non-GAAP net income per ADS attributable to TAL – basic	0.47	0.78	66.7%
Non-GAAP net income per ADS attributable to TAL – diluted	0.43	0.74	74.0%
Average student enrollments per quarter	1,862,410	3,498,040	87.8%

“We are pleased to report solid financial and operational progress in the fiscal fourth quarter as well as in fiscal year 2019. Our overall education program is proceeding as planned with healthily paced growth in online business and measured capacity expansion in our learning center and geographic network,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

“Looking ahead, we will continue to invest in new education technology and develop more diversified course offerings to combine growth with improved efficiencies and better meet the demand from students in different tiers of cities. Ongoing innovations of our online and offline education programs enable us to train more students in smarter ways, in a shorter time and therefore at reduced cost, and with quality results.” Mr. Luo explained.

Financial Results for the Fourth Quarter of Fiscal Year 2019

Net Revenues

In the fourth quarter of fiscal year 2019, TAL reported net revenues of US$726.6 million, representing a 44.1% increase from US$504.1 million in the fourth quarter of fiscal year 2018. The increase was mainly driven by an increase in total student enrollments, which increased by 71.2% to approximately 4,478,730 from approximately 2,615,760 in the same period of the prior year. The increase in total student enrollments was driven primarily by promotions in small class and online courses.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2019, operating costs and expenses were US$611.9 million, a 39.9% increase from US$437.4 million in the fourth quarter of fiscal year 2018. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$589.6 million, a 38.8% increase from US$424.8 million in the fourth quarter of fiscal year 2018.

Cost of revenues increased by 24.1% to US$306.2 million, from US$246.7 million in the fourth quarter of fiscal year 2018. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 24.1% to US$306.0 million from US$246.6 million in the fourth quarter of fiscal year 2018.

Selling and marketing expenses increased by 73.8% to US$136.2 million from US$78.3 million in the fourth quarter of fiscal year 2018. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 72.5% to US$132.9 million from US$77.0 million in the fourth quarter of fiscal year 2018. The increase in selling and marketing expenses in the fourth quarter of fiscal year 2019 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 50.9% to US$169.6 million from US$112.3 million in the fourth quarter of fiscal year 2018. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 49.0% to US$150.8 million from US$101.2 million in the fourth quarter of fiscal year 2018.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 76.8% to US$22.3 million in the fourth quarter of fiscal year 2019 from US$12.6 million in the same period of fiscal year 2018.

Gross Profit

Gross profit increased by 63.3% to US$420.4 million from US$257.4 million in the fourth quarter of fiscal year 2018.

Income from Operations

Income from operations increased by 71.5% to US$114.7 million from US$66.9 million in the fourth quarter of fiscal year 2018. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 72.4% to US$137.0 million from US$79.5 million in the fourth quarter of fiscal year 2018.

Other income

Other income was US$24.7 million in the fourth quarter of fiscal year 2019, mainly due to gains from the fair value change of an equity security with readily determinable fair value and remeasuring the fair value of the previously held equity interests during a business combination achieved in stages.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$7.2 million in the fourth quarter of fiscal year 2019, compared to nil in the fourth quarter of fiscal year 2018. Impairment loss on long-term investments was mainly due to other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$33.2 million in the fourth quarter of fiscal year 2019, compared to US$8.7 million in the fourth quarter of fiscal year 2018.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 43.2% to US$99.6 million from US$69.5 million in the fourth quarter of fiscal year 2018. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 48.4% to US$121.9 million from US$82.1 million in the fourth quarter of fiscal year 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.17 in the fourth quarter of fiscal year 2019. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.21 and US$0.20, respectively.

Capital Expenditures

Capital expenditures for the fourth quarter of fiscal year 2019 were US$209.1 million, an increase of US$178.3 million from US$30.8 million in the fourth quarter of fiscal year 2018. The increase was mainly due to the purchase of land use rights, leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development activities.

Cash, Cash Equivalents and Short-Term Investments

As of February 28, 2019, the Company had US$1,247.1 million of cash and cash equivalents and US$268.4 million of short-term investments, compared to US$711.5 million of cash and cash equivalents and US$787.4 million of short-term investments as of February 28, 2018.

Deferred Revenue

As of February 28, 2019, the Company’s deferred revenue balance was US$436.1 million, compared to US$842.3 million as of February 28, 2018, representing a year-over-year decrease of 48.2% mainly due to the change of tuition fees collection schedule to meet certain regulatory requirement and the adoption of Revenue from Contracts with Customers (“Topic 606”) beginning on March 1, 2018.

Financial Results for the Fiscal Year Ended February 28, 2019

Net Revenues

For fiscal year 2019, TAL reported net revenues of US$2,563.0 million, representing a 49.4% increase from US$1,715.0 million in fiscal year 2018. The increase was mainly driven by an increase in total student enrollments. Average student enrollments per quarter increased by 87.8% to approximately 3,498,040 from approximately 1,862,410 in the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In fiscal year 2019, operating costs and expenses were US$2,228.1 million, a 47.5% increase from US$1,511.1 million in fiscal year 2018. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$2,150.8 million, a 46.9% increase from US$1,463.9 million in fiscal year 2018.

Cost of revenues increased by 32.0% to US$1,164.5 million from US$882.3 million in fiscal year 2018. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 32.0% to US$1,163.7 million from US$882.0 million in fiscal year 2018.

Selling and marketing expenses increased by 99.9% to US$484.0 million from US$242.1 million in fiscal year 2018. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 99.8% to US$473.5 million from US$237.1 million in fiscal year 2018. The increase in selling and marketing expenses in fiscal year 2019 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 50.1% to US$579.7 million from US$386.3 million in fiscal year 2018. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 49.1% to US$513.6 million from US$344.5 million in fiscal year 2018.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 63.9% to US$77.3 million in fiscal year 2019 from US$47.1 million in fiscal year 2018.

Gross Profit

Gross profit increased by 68.0% to US$1,398.5 million from US$832.7 million in fiscal year 2018.

Income from Operations

Income from operations increased by 63.7% to US$341.6 million from US$208.6 million in fiscal year 2018. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 63.8% to US$418.9 million from US$255.8 million in fiscal year 2018.

Other income

Other income was US$131.7 million for fiscal year 2019, compared to other income of US$17.4 million for fiscal year 2018. Other income of fiscal year 2019 was mainly from the fair value changes of a long-term investment. The fair value changes of the long-term investment were transferred from accumulated other comprehensive income to other income as the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value upon listing on the Hong Kong Exchange in November 2018.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$58.1 million in fiscal year 2019, compared to US$2.2 million in fiscal year 2018. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$76.5 million in fiscal year 2019, compared to US$44.7 million in fiscal year 2018.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 85.1% to US$367.2 million from US$198.4 million in fiscal year 2018. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 81.0% to US$444.5 million from US$245.6 million in fiscal year 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.64 and US$0.61, respectively, in fiscal year 2019. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.78 and US$0.74, respectively.

Capital Expenditures

Capital expenditures for fiscal year 2019 were US$353.3million, an increase of US$227.0 million from US$126.3 million in fiscal year 2018. The increase was mainly due to the purchase of land use rights, leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development activities.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of fiscal year 2020 are expected to be between US$699.3 million and US$710.3 million, representing an increase of 27% to 29% on a year-over-year basis. If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 33% to 35% for the first quarter of fiscal year 2020.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and the fiscal year ended February 28, 2019 at 8:00 a.m. Eastern Time on April 25, 2019 (8:00 p.m. Beijing time on April 25, 2019).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	7357907

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 9:59 a.m. U.S. Eastern time, May 3, 2019 (9:59 p.m. Beijing time, May 3, 2019).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	7357907

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2020, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers over 50 key cities in China.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2018	As of February 28, 2019
ASSETS

Current assets
Cash and cash equivalents	$711,519	$1,247,140
Restricted cash-current	6,267	9,227
Short-term investments	787,391	268,424
Inventory	5,272	7,750
Amounts due from related parties-current	3,229	3,341
Income tax receivables	15,093	7,204
Prepaid expenses and other current assets	133,235	202,630
Total current assets	1,662,006	1,745,716
Restricted cash-non-current	9,911	7,334
Amounts due from related parties-non-current	-	1,747
Property and equipment, net	247,266	287,877
Deferred tax assets-non-current	17,361	29,179
Rental deposits	47,333	56,135
Intangible assets, net	43,505	74,776
Goodwill	291,382	414,228
Long-term investments	597,606	850,695
Long-term prepayments and other non-current assets	138,190	267,404
Total assets	$3,054,560	$3,735,091

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 51,809 and 98,436 as of February 28, 2018, and February 28, 2019, respectively)	$57,605	$106,493
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 772,642 and 401,027 as of February 28, 2018, and February 28, 2019, respectively)	824,276	433,610
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 2,875 and 18,504 as of February 28, 2018, and February 28, 2019, respectively)	8,746	24,375
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 158,849 and 291,728 as of February 28, 2018, and February 28, 2019, respectively)	229,122	365,195
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 12,106 and 36,670 as of February 28, 2018, and February 28, 2019, respectively)	13,638	38,743
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and February 28, 2019, respectively)	-	210,027
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and February 28, 2019, respectively)	-	5,275
Total current liabilities	1,133,387	1,183,718
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 17,980 and 2,497 as of February 28, 2018, and February 28, 2019, respectively)	17,980	2,497
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and 106 as of February 28, 2018, and February 28, 2019, respectively)	271	196
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 19,867 and 16,951 as of February 28, 2018, and February 28, 2019, respectively)	20,039	17,738
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and February 28,2019, respectively)	11,075	-
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 4,660 and 465 as of February 28, 2018, and February 28, 2019 respectively)	6,344	465
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and February 28, 2019, respectively)	225,000	-
Total liabilities	1,414,096	1,204,614
TAL Education Group Shareholders’ Equity
Class A common shares	118	127
Class B common shares	71	71
Class A common shares issuable	-	1,977
Additional paid-in capital	884,717	1,485,521
Statutory reserve	38,315	58,690
Retained earnings	565,202	920,314
Accumulated other comprehensive income	132,325	17,047
Total TAL Education Group’s equity	1,620,748	2,483,747
Noncontrolling interest	19,716	46,730
Total equity	1,640,464	2,530,477
Total liabilities and equity	$3,054,560	$3,735,091

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2018	2019	2018	2019
Net revenues	$504,098	$726,561	$1,715,016	$2,562,984
Cost of revenues (note 1)	246,680	306,174	882,316	1,164,454
Gross profit	257,418	420,387	832,700	1,398,530
Operating expenses (note 1)
Selling and marketing	78,347	136,196	242,102	484,000
General and administrative	112,344	169,553	386,287	579,672
Impairment loss on intangible assets and goodwill	-	-	358	-
Total operating expenses	190,691	305,749	628,747	1,063,672
Government subsidies	149	68	4,651	6,724
Income from operations	66,876	114,706	208,604	341,582
Interest income	13,353	10,285	39,837	59,614
Interest expense	(3,639)	(5,747)	(16,640)	(17,628)
Other income	3,230	24,706	17,406	131,727
Impairment loss on long-term investments	-	(7,247)	(2,213)	(58,091)
Income before provision for income tax and loss from equity method investments	79,820	136,703	246,994	457,204
Provision for income tax	(8,711)	(33,236)	(44,653)	(76,504)
Loss from equity method investments	(2,640)	(5,114)	(7,678)	(16,186)
Net income	$68,469	$98,353	$194,663	$364,514
Add: Net loss attributable to noncontrolling interest	1,070	1,259	3,777	2,722
Total net income attributable to TAL Education Group	$69,539	$99,612	$198,440	$367,236

Net income per common share
Basic	$0.38	$0.52	$1.13	$1.93
Diluted	0.35	0.50	1.03	1.83
Net income per ADS (note 2)
Basic	$0.13	$0.17	$0.38	$0.64
Diluted	0.12	0.17	0.34	0.61
Weighted average shares used in calculating net income per common share
Basic	185,165,815	191,020,638	174,979,574	189,951,643
Diluted	197,095,699	200,670,945	194,331,305	200,224,934

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28,		Ended February 28,
	2018	2019	2018	2019
Cost of revenues	$112	$200	$366	$706
Selling and marketing	1,331	3,331	5,037	10,454
General and administrative	11,156	18,744	41,747	66,117
Total	$12,599	$22,275	$47,150	$77,277

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In thousands of U.S. dollars)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2018	2019	2018	2019
Net income	$68,469	$98,353	$194,663	$364,514
Other comprehensive income/(loss), net of tax	59,597	53,507	77,780	(116,237)
Comprehensive income	128,066	151,860	272,443	248,277
Add: Comprehensive (income) / loss attributable to noncontrolling interest	(254)	694	2,453	3,681
Comprehensive income attributable to TAL Education Group	$127,812	$152,554	$274,896	$251,958

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2018	2019	2018	2019

Cost of revenues	$246,680	$306,174	$882,316	$1,164,454
Share-based compensation expense in cost of revenues	112	200	366	706
Non-GAAP cost of revenues	246,568	305,974	881,950	1,163,748

Selling and marketing expenses	78,347	136,196	242,102	484,000
Share-based compensation expense in selling and marketing expenses	1,331	3,331	5,037	10,454
Non-GAAP selling and marketing expenses	77,016	132,865	237,065	473,546

General and administrative expenses	112,344	169,553	386,287	579,672
Share-based compensation expense in general and administrative expenses	11,156	18,744	41,747	66,117
Non-GAAP general and administrative expenses	101,188	150,809	344,540	513,555

Operating costs and expenses	437,371	611,923	1,511,063	2,228,126
Share-based compensation expense in operating costs and expenses	12,599	22,275	47,150	77,277
Non-GAAP operating costs and expenses	424,772	589,648	1,463,913	2,150,849

Income from operations	66,876	114,706	208,604	341,582
Share based compensation expenses	12,599	22,275	47,150	77,277
Non-GAAP income from operations	79,475	136,981	255,754	418,859

Net income attributable to TAL Education Group	69,539	99,612	198,440	367,236
Share based compensation expenses	12,599	22,275	47,150	77,277
Non-GAAP net income attributable to TAL Education Group	$82,138	$121,887	$245,590	$444,513

Net income per ADS
Basic	$0.13	$0.17	$0.38	$0.64
Diluted	0.12	0.17	0.34	0.61

Non-GAAP net income per ADS (Note 3)
Basic	$0.15	$0.21	$0.47	$0.78
Diluted	0.14	0.20	0.43	0.74

ADSs used in calculating net income per ADS
Basic	555,497,445	573,061,914	524,938,722	569,854,929
Diluted	591,287,098	602,012,835	582,993,914	600,674,802

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.